FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of August 2012.

Total number of pages: 54

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012 (Unaudited) (FROM APRIL 1, 2012 TO JUNE 30, 2012) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012 (Unaudited)

(FROM APRIL 1, 2012 TO JUNE 30, 2012)

CONSOLIDATED

Released on August 17, 2012

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2012 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the three months ended June 30
	2011	2012
Net sales	¥176,634	¥179,021
Operating income	19,847	22,502
Income from continuing operations before income taxes	18,260	18,653
Income from continuing operations attributable to Nidec Corporation	12,705	13,486
Loss on discontinued operations attributable to Nidec Corporation	(495)	-
Net income attributable to Nidec Corporation	¥12,210	¥13,486
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥91.77	¥99.50
Loss on discontinued operations attributable to Nidec Corporation	(3.57)	-
Net income attributable to Nidec Corporation	88.20	99.50
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥85.84	¥92.93
Loss on discontinued operations attributable to Nidec Corporation	(3.35)	-
Net income attributable to Nidec Corporation	¥82.49	¥92.93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the three months ended June 30
	2011	2012

Consolidated net income	¥13,304	¥14,083
Other comprehensive income (loss), net of tax	(7,485)	(15,260)
Total comprehensive income (loss)	5,819	(1,177)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,019)	312
Comprehensive income (loss) attributable to Nidec Corporation	¥4,800	¥(865)

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2012
	March 31	June 30
Current assets	¥439,287	¥442,042
Investments	15,572	14,229
Property, plant, equipment and others	345,542	386,867
Total assets	800,401	843,138

Current liabilities	252,360	311,103
Long-term liabilities	122,430	131,257
Total liabilities	374,790	442,360
Total Nidec Corporation shareholders’ equity	370,182	346,497
Noncontrolling interests	55,429	54,281
Total liabilities and equity	¥800,401	¥843,138

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the three months ended June 30
	2011	2012
Net cash provided by operating activities	¥15,901	¥16,848
Net cash used in investing activities	(10,967)	(54,993)
Net cash (used in) provided by financing activities	(513)	32,401
Effect of exchange rate changes on cash and cash equivalents	(2,074)	(5,356)
Net increase (decrease) in cash and cash equivalents	2,347	(11,100)
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥96,668	¥119,190

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan in March 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, home appliance, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A., Nidec Sankyo Corporation and SCD Co., Ltd., and (vii) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011 (Unaudited)

As of March 31, 2012, we discontinued our lens actuator (“LAC”) business which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism (“PGN”) businesses and our compact digital camera lens unit (“CLU”) business, both of which had previously been included in the “electronic and optical components” product category. All prior period LAC, PGN and CLU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the three months ended June 30, 2011 and 2012.

Net Sales

	(Yen in millions) For the three months ended June 30
	2011	2012	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,583	¥48,442	¥1,859	4.0%
Other small precision brushless DC motors	16,945	18,994	2,049	12.1
Brushless DC fans	7,799	7,943	144	1.8
Other small precision motors	3,875	8,089	4,214	108.8
Sub-total	75,202	83,468	8,266	11.0
General motors	48,709	45,596	(3,113)	(6.4)
Machinery	19,090	15,704	(3,386)	(17.7)
Electronic and optical components	25,546	24,252	(1,294)	(5.1)
Others	8,087	10,001	1,914	23.7
Consolidated total	¥176,634	¥179,021	¥2,387	1.4%

Our net sales increased ¥2,387 million, or 1.4%, from ¥176,634 million for the three months ended June 30, 2011 to ¥179,021 million for the three months ended June 30, 2012. This increase was primarily due to the contributions of newly consolidated subsidiaries, mainly Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a manufacturer of vibration motors for mobile phones and other small precision DC motors, and The Minster Machine Company and its subsidiaries (“Minster”), a U.S. manufacturer of press machines. We acquired Nidec Seimitsu in July 2011 and Minster in April 2012. Nidec Seimitsu’s sales for the three months ended June 30, 2012 were ¥3,369 million, and Minster’s sales for the three months ended June 30, 2012 were ¥2,539 million.

Excluding the impact of Nidec Seimitsu and Minster, our net sales decreased ¥3,521 million, or 2.0%, from ¥176,634 million for the three months ended June 30, 2011 to ¥173,113 million for the three months ended June 30, 2012. This was mainly due to decreases in sales of products in the “general motors” and “machinery” categories. The decreases in sales were primarily due to weaker demand for general motors and machinery.

The average exchange rate between the Japanese yen and the U.S. dollar for the three months ended June 30, 2012 was ¥80.20 to the dollar, which represents an appreciation of the Japanese yen against the U.S. dollar of ¥1.54, or approximately 2%, compared to the three months ended June 30, 2011. The average exchange rate between the Japanese yen and the Euro for the three months ended June 30, 2012 was ¥102.91 to the Euro, which represents an appreciation of the Japanese yen against the Euro of ¥14.49, or approximately 12%, compared to the three months ended June 30, 2011. The average exchange rate between the Japanese yen and the Thai baht for the three months ended June 30, 2012 was ¥2.57 to the Thai baht, which represents an appreciation of the Japanese yen against the Thai baht of ¥0.13, or approximately 5%, compared to the three months ended June 30, 2011. The strong Japanese yen particularly against the U.S. dollar, Euro and Thai baht has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations.

(Small precision motors)

Net sales of small precision motors increased ¥8,266 million, or 11.0%, from ¥75,202 million for the three months ended June 30, 2011 to ¥83,468 million for the three months ended June 30, 2012. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥1,859 million, or 4.0%, from ¥46,583 million for the three months ended June 30, 2011 to ¥48,442 million for the three months ended June 30, 2012. The number of units sold of small precision motors for hard disk drives for the three months ended June 30, 2012 decreased approximately 5% compared to the three months ended June 30, 2011. The average unit price of spindle motors for the three months ended June 30, 2012 increased approximately 11% on a U.S. dollar basis, and increased approximately 9% on a Japanese yen basis compared to the three months ended June 30, 2011, reflecting the 2% appreciation of the Japanese yen against the U.S. dollar. The 11% increase in the average unit price was mainly due to a change in the product mix and surcharges we charged to customers in response to increases in production costs.

Sales of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2012 increased approximately 8% compared to the three months ended June 30, 2011, and sales of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2012 remained at the same level compared to the three months ended June 30, 2011. The number of units sold of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2012 remained at the same level compared to the three months ended June 30, 2011, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2012 decreased approximately 9% compared to the three months ended June 30, 2011. The average unit price of spindle motors for 2.5-inch hard disk drives for the three months ended June 30, 2012 increased approximately 10% on a U.S. dollar basis and increased approximately 8% on a Japanese yen basis compared to the three months ended June 30, 2011. The average unit price of spindle motors for 3.5-inch hard disk drives for the three months ended June 30, 2012 increased approximately 13% on a U.S. dollar basis and increased approximately 10% on a Japanese yen basis compared to the three months ended June 30, 2011.

Net sales of hard disk drives spindle motors accounted for 26.4% of total net sales for the three months ended June 30, 2011 and 27.1% of total net sales for the three months ended June 30, 2012.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors increased ¥2,049 million, or 12.1%, from ¥16,945 million for the three months ended June 30, 2011 to ¥18,994 million for the three months ended June 30, 2012. This increase in net sales for the three months ended June 30, 2012 was primarily due to an increase in sales at the Nidec Sankyo group of ¥2,471 million, or 44.8%, compared to the three months ended June 30, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for the three months ended June 30, 2012 remained at the same level compared to the three months ended June 30, 2011, despite an approximately 13% increase in the average unit price on a U.S. dollar basis for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. This 13% increase in the average unit price was substantially offset by an 11% decrease in the number of unit sold and the 2% appreciation of the Japanese yen against the U.S. dollar for the three months ended June 30, 2012 compared to the three months ended June 30, 2011.

Net sales of other small precision brushless DC motors accounted for 9.6% of total net sales for the three months ended June 30, 2011 and 10.6% of total net sales for the three months ended June 30, 2012.

Brushless DC fans

Net sales of brushless DC fans increased ¥144 million, or 1.8%, from ¥7,799 million for the three months ended June 30, 2011 to ¥7,943 million for the three months ended June 30, 2012. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans for the three months ended June 30, 2012 increased approximately 6% compared to the three months ended June 30, 2011. The main reason for this 6% increase in sales was an approximately 7% increase in the average unit price on a U.S. dollar basis, although the number of units sold for the three months ended June 30, 2012 remained at the same level compared to the three months ended June 30, 2011.

Net sales of brushless DC fans accounted for 4.4% of total net sales for each of the three months ended June 30, 2011 and 2012.

Other small precision motors

Net sales of other small precision motors increased ¥4,214 million, or 108.8%, from ¥3,875 million for the three months ended June 30, 2011 to ¥8,089 million for the three months ended June 30, 2012. This increase was primarily due to the contribution of Nidec Seimitsu, which we acquired in July 2011. Excluding the impact of Nidec Seimitsu, net sales of other small precision motors increased ¥845 million, or 21.8%, from ¥3,875 million for the three months ended June 30, 2011 to ¥4,720 million for the three months ended June 30, 2012.

Net sales of other small precision motors accounted for 2.2% of total net sales for the three months ended June 30, 2011 and 4.5% of total net sales for the three months ended June 30, 2012.

(General motors)

Net sales of our general motors decreased ¥3,113 million, or 6.4%, from ¥48,709 million for the three months ended June 30, 2011 to ¥45,596 million for the three months ended June 30, 2012. This decrease was primarily due to a decrease in sales of general motors for home appliances and industrial use for the three months ended June 30, 2012, which decreased ¥3,986 million, or 11.1%, compared to the three months ended June 30, 2011. This decrease was mainly due to a decrease in sales at the Nidec Motor group of ¥2,739 million, or 11.4%, and a decrease in sales at the Nidec Techno Motor Group of ¥1,608 million, or 13.6%, primarily reflecting weaker market demand for home appliances in Europe and the United States. Sales of general motors for automobiles for the three months ended June 30, 2012 increased ¥873 million, or 6.9%, compared to the three months ended June 30, 2011. This was mainly due to an approximately 32% increase in sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries mainly as a result of our efforts to expand our customer base.

Net sales of general motors accounted for 27.6% of our total net sales for the three months ended June 30, 2011 and 25.5% of total net sales for the three months ended June 30, 2012.

(Machinery)

Net sales of our machinery decreased ¥3,386 million, or 17.7%, from ¥19,090 million for the three months ended June 30, 2011 to ¥15,704 million for the three months ended June 30, 2012. The decrease in net sales for the three months ended June 30, 2012 was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥4,319 million, or 52.0%, and due to a decrease in sales at our other subsidiaries caused by the postponement of a customer’s planned project requiring capital expenditures. These decreases in sales of machinery were partially offset by a ¥2,539 million contribution of Minster, which we acquired in April 2012.

Net sales of machinery accounted for 10.8% of our total net sales for the three months ended June 30, 2011 and 8.8% of total net sales for the three months ended June 30, 2012.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥1,294 million, or 5.1%, from ¥25,546 million for the three months ended June 30, 2011 to ¥24,252 million for the three months ended June 30, 2012. The decrease in net sales for the three months ended June 30, 2012 was mainly due to a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥1,211 million, or 15.7%, compared to the three months ended June 30, 2011.

Net sales of electronic and optical components accounted for 14.5% of our total net sales for the three months ended June 30, 2011 and 13.5% of total net sales for the three months ended June 30, 2012.

(Others)

Net sales of our other products increased ¥1,914 million, or 23.7%, from ¥8,087 million for the three months ended June 30, 2011 to ¥10,001 million for the three months ended June 30, 2012. This increase was primarily due to an increase in sales of automotive parts at the Nidec Tosok group of ¥2,214 million, or 35.9%, compared to the three months ended June 30, 2011.

Net sales of other products accounted for 4.5% of total net sales for the three months ended June 30, 2011 and 5.6% of total net sales for the three months ended June 30, 2012.

Cost of Products Sold

Our cost of products sold increased ¥2,715 million, or 2.0%, from ¥134,692 million for the three months ended June 30, 2011 to ¥137,407 million for the three months ended June 30, 2012. Excluding the impact of Nidec Seimitsu and Minster (“the newly consolidated subsidiaries”), our cost of products sold decreased ¥2,087 million, or 1.5%, from ¥134,692 million for the three months ended June 30, 2011 to ¥132,605 million for the three months ended June 30, 2012. This decrease was mainly due to the overall decrease in sales, partially offset by higher raw material costs.

As a percentage of net sales, our cost of products sold increased from 76.3% for the three months ended June 30, 2011 to 76.8% for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries, as a percentage of net sales, cost of products sold increased from 76.3% for the three months ended June 30, 2011 to 76.6% for the three months ended June 30, 2012. This increase in the percentages excluding the impact of the newly consolidated subsidiaries was mainly due to the impact of higher raw material costs and decreases in the numbers of units sold of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥3,072 million, or 20.9%, from ¥14,684 million for the three months ended June 30, 2011 to ¥11,612 million for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our selling, general and administrative expenses decreased ¥3,817 million, or 26.0%, from ¥14,684 million for the three months ended June 30, 2011 to ¥10,867 million for the three months ended June 30, 2012. This decrease was mainly due to the impact of the insurance recoveries associated with the flooding in Thailand and an increase in the gain related to fixed assets and an increase in personnel expenses.

We have insurance policies which cover the physical damage directly caused to certain fixed assets and inventories by the flooding that occurred in Thailand in October 2011. We have recognized insurance recoveries up to the replacement costs that have been approved by the insurance companies. For the three months ended June 30, 2012, we recorded a net gain of ¥2,469 million as an operating gain.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.3% for the three months ended June 30, 2011 to 6.4% for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries and the insurance recoveries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.3% for the three months ended June 30, 2011 to 7.7% for the three months ended June 30, 2012.

Research and Development Expenses

Our research and development expenses increased ¥89 million, or 1.2%, from ¥7,411 million for the three months ended June 30, 2011 to ¥7,500 million for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our research and development expenses increased ¥66 million, or 0.9%, from ¥7,411 million for the three months ended June 30, 2011 to ¥7,477 million for the three months ended June 30, 2012.

As a percentage of net sales, our research and development expenses for each of the three months ended June 30, 2011 and 2012 were 4.2%. Excluding the impact of the newly consolidated subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.2% for the three months ended June 30, 2011 to 4.3% for the three months ended June 30, 2012.

Operating Income

As a result of the foregoing, our operating income increased ¥2,655 million, or 13.4%, from ¥19,847 million for the three months ended June 30, 2011 to ¥22,502 million for the three months ended June 30, 2012.

As a percentage of net sales, our operating income increased from 11.2% for the three months ended June 30, 2011 to 12.6% for the three months ended June 30, 2012.

Other Income (Expense)

Our other expenses increased ¥2,262 million from ¥1,587 million for the three months ended June 30, 2011 to ¥3,849 million for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our other expenses increased ¥2,106 million from ¥1,587 million for the three months ended June 30, 2011 to ¥3,693 million for the three months ended June 30, 2012. This increase was mainly due to an increase in foreign exchange loss.

Our foreign exchange loss increased ¥3,405 million from ¥1,087 million for the three months ended June 30, 2011 to ¥4,492 million for the three months ended June 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our foreign exchange loss increased ¥3,248 million from ¥1,087 million for the three months ended June 30, 2011 to ¥4,335 million for the three months ended June 30, 2012. This increase was mainly due to increased fluctuations in the exchange rate between the Japanese yen and the Euro, an increase in Euro-denominated assets and an increase in Thai baht-denominated assets for the three months ended June 30, 2012 compared to the three months ended June 30, 2011.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, Thai baht and Euro as of the dates indicated:

Currency	March 31, 2011	June 30, 2011	Fluctuation from March 31, 2011 to June 30, 2011	March 31, 2012	June 30, 2012	Fluctuation from March 31, 2012 to June 30, 2012
U.S. Dollar	83.15	80.73	(2.42)	82.19	79.31	(2.88)
Thai baht	2.75	2.62	(0.13)	2.67	2.49	(0.18)
Euro	117.57	116.84	(0.73)	109.80	98.74	(11.06)

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥393 million, or 2.2%, from ¥18,260 million for the three months ended June 30, 2011 to ¥18,653 million for the three months ended June 30, 2012.

As a percentage of net sales, our income from continuing operations before income taxes increased from 10.3% for the three months ended June 30, 2011 to 10.4% for the three months ended June 30, 2012.

Income Taxes

Our income taxes increased ¥306 million, or 7.1%, from ¥4,283 million for the three months ended June 30, 2011 to ¥4,589 million for the three months ended June 30, 2012. This was primarily due to the increase in income from continuing operations before income taxes.

The effective income tax rate increased 1.1 percentage points from 23.5% for the three months ended June 30, 2011 to 24.6% for the three months ended June 30, 2012. The increase primarily reflected the net impact of a reduction in tax benefit in foreign subsidiaries, an increase in tax (benefit) on undistributed earnings, a decrease in liabilities for unrecognized tax benefits and an increase in other tax items. The reduction in tax benefit in foreign subsidiaries was mainly due to a decrease in profits of a subsidiary in Thailand resulting from transfer pricing adjustments made pursuant to the bilateral advance pricing arrangement (“APA”) applicable to Nidec Corporation and the Thai subsidiary. The liabilities for unrecognized tax benefits decreased because the Thai subsidiary was no longer required to accrue such tax benefits starting in the fiscal year ending March 31, 2013 as a result of the APA.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥16 million from ¥3 million for the three months ended June 30, 2011 to ¥19 million for the three months ended June 30, 2012.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥103 million, or 0.7%, from ¥13,980 million for the three months ended June 30, 2011 to ¥14,083 million for the three months ended June 30, 2012.

Loss on Discontinued Operations

We had no loss on discontinued operations for the three months ended June 30, 2012, while we recorded ¥676 million of loss on discontinued operations for the three months ended June 30, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥779 million, or 5.9%, from ¥13,304 million for the three months ended June 30, 2011 to ¥14,083 million for the three months ended June 30, 2012.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥497 million, or 45.4%, from ¥1,094 million for the three months ended June 30, 2011 to ¥597 million for the three months ended June 30, 2012. This decrease was primarily due to lower profitability of group companies in which we own less than 100%, including Nidec Copal Electronics Corporation and Nidec Sankyo Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥1,276 million, or 10.5%, from ¥12,210 million for the three months ended June 30, 2011 to ¥13,486 million for the three months ended June 30, 2012.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 6.9% for the three months ended June 30, 2011 to 7.5% for the three months ended June 30, 2012.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have recently changed our segment reporting to align it with the changes in our management decision-making. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been transferred to, and included in, the Nidec Electronics (Thailand) segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2011 and 2012. In addition, since the three months ended June 30, 2012, the machinery business previously included in the Nidec Tosok segment has been transferred to, and included in, the Nidec Sankyo segment and the All Others segment. Since the three months ended June 30, 2012, one of the brushless DC fan businesses previously included in the Nidec (Dalian) segment has been transferred to, and included in, the All Others segment.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery. However, the Nidec Tosok segment transferred its machinery business to the Nidec Sankyo Segment and the All Others segment for the three months ended June 30, 2012.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements—Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous years’ segment information has been reclassified.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2011 and 2012. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2011 and 2012:

	Yen in millions
	For the three months ended June 30
	2011	2012
Nidec Corporation
Net sales to external customers	¥17,827	¥6,348
Net sales to other operating segments	16,229	34,776
Sub total	34,056	41,124
Nidec Electronics (Thailand)
Net sales to external customers	19,557	17,831
Net sales to other operating segments	9,953	13,017
Sub total	29,510	30,848
Nidec (Zhejiang)
Net sales to external customers	6,619	6,889
Net sales to other operating segments	744	914
Sub total	7,363	7,803
Nidec (Dalian)
Net sales to external customers	1,110	1,027
Net sales to other operating segments	4,485	3,654
Sub total	5,595	4,681
Nidec Singapore
Net sales to external customers	3,213	15,565
Net sales to other operating segments	110	178
Sub total	3,323	15,743
Nidec (H.K.)
Net sales to external customers	12,017	13,736
Net sales to other operating segments	234	670
Sub total	12,251	14,406
Nidec Philippines
Net sales to external customers	2,937	3,769
Net sales to other operating segments	5,396	7,877
Sub total	8,333	11,646
Nidec Sankyo
Net sales to external customers	20,964	19,126
Net sales to other operating segments	119	94
Sub total	21,083	19,220
Nidec Copal
Net sales to external customers	13,519	14,102
Net sales to other operating segments	592	564
Sub total	14,111	14,666
Nidec Tosok
Net sales to external customers	6,856	8,317
Net sales to other operating segments	35	49
Sub total	6,891	8,366
Nidec Copal Electronics
Net sales to external customers	7,777	6,825
Net sales to other operating segments	5	4
Sub total	7,782	6,829
Nidec Techno Motor
Net sales to external customers	11,946	10,176
Net sales to other operating segments	252	484
Sub total	12,198	10,660
Nidec Motor
Net sales to external customers	24,042	21,303
Net sales to other operating segments	-	-
Sub total	24,042	21,303
Nidec Motors & Actuators
Net sales to external customers	10,992	10,785
Net sales to other operating segments	2,053	3,619
Sub total	13,045	14,404
All Others
Net sales to external customers	17,229	23,455
Net sales to other operating segments	12,523	14,495
Sub total	29,752	37,950
Total
Net sales to external customers	176,605	179,254
Net sales to other operating segments	52,730	80,395
Adjustments (*)	29	(233)
Intersegment elimination	(52,730)	(80,395)
Consolidated total (net sales)	¥176,634	¥179,021

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the three months ended June 30
	2011	2012
Operating income or loss:
Nidec Corporation	¥1,388	¥1,851
Nidec Electronics (Thailand)	4,393	5,937
Nidec (Zhejiang)	315	328
Nidec (Dalian)	292	225
Nidec Singapore	26	251
Nidec (H.K.)	105	58
Nidec Philippines	1,299	2,337
Nidec Sankyo	2,441	1,079
Nidec Copal	1,313	675
Nidec Tosok	307	313
Nidec Copal Electronics	1,421	865
Nidec Techno Motor	1,167	1,108
Nidec Motor	1,157	1,060
Nidec Motors & Actuators	328	1,163
All Others	2,749	3,989
Total	18,701	21,239
Adjustments (*)	1,146	1,263
Consolidated total	¥19,847	¥22,502

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥7,068 million, or 20.8%, from ¥34,056 million for the three months ended June 30, 2011 to ¥41,124 million for the three months ended June 30, 2012. This increase was primarily due to an increase in demand for hard disk drives spindle motors and general motors for electric power steering. Net sales to external customers of Nidec Corporation decreased ¥11,479 million, or 64.4%, from ¥17,827 million for the three months ended June 30, 2011 to ¥6,348 million for the three months ended June 30, 2012. Net sales to other operating segments of Nidec Corporation increased ¥18,547 million from ¥16,229 million for the three months ended June 30, 2011 to ¥34,776 million for the three months ended June 30, 2012. Starting in the three months ended December 31, 2011, we have implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, resulting in the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Operating income of Nidec Corporation increased ¥463 million, or 33.4%, from ¥1,388 million for the three months ended June 30, 2011 to ¥1,851 million for the three months ended June 30, 2012. This increase was primarily due to an increase in sales for hard disk drives spindle motors.

Net sales of Nidec Electronics (Thailand) increased ¥1,338 million, or 4.5%, from ¥29,510 million for the three months ended June 30, 2011 to ¥30,848 million for the three months ended June 30, 2012. This increase was primarily due to the depreciation of the Thai baht against the U.S. dollar and an increase in the average sales price of hard disk drives spindle motors mainly reflecting the surcharges we charged to customers in response to the implementation by the Thai government of increased minimum wages. Operating income of Nidec Electronics (Thailand) increased ¥1,544 million, or 35.1%, from ¥4,393 million for the three months ended June 30, 2011 to ¥5,937 million for the three months ended June 30, 2012. This increase was primarily due to the insurance recoveries associated with the flooding in Thailand in October 2011.

Net sales of Nidec (Zhejiang) increased ¥440 million, or 6.0%, from ¥7,363 million for the three months ended June 30, 2011 to ¥7,803 million for the three months ended June 30, 2012. This increase was primarily due to an increase in the average unit price of products resulting from a change in the product mix of hard disk drives spindle motors. Operating income of Nidec (Zhejiang) increased ¥13 million, or 4.1%, from ¥315 million for the three months ended June 30, 2011 to ¥328 million for the three months ended June 30, 2012. This increase was primarily due to lower selling, general and administrative expenses.

Net sales of Nidec (Dalian) decreased ¥914 million, or 16.3%, from ¥5,595 million for the three months ended June 30, 2011 to ¥4,681 million for the three months ended June 30, 2012. This decrease was primarily due to a decrease in demand for DC motors and the negative impact of the transfer of one of the DC fan production businesses to the All Others segment. Operating income of Nidec (Dalian) decreased ¥67 million, or 22.9%, from ¥292 million for the three months ended June 30, 2011 to ¥225 million for the three months ended June 30, 2012. This decrease was primarily due to an increase in wages, in addition to lower sales.

Net sales of Nidec Singapore increased ¥12,420 million from ¥3,323 million for the three months ended June 30, 2011 to ¥15,743 million for the three months ended June 30, 2012. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore. Operating income of Nidec Singapore increased ¥225 million from ¥26 million for the three months ended June 30, 2011 to ¥251 million for the three months ended June 30, 2012. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) increased ¥2,155 million, or 17.6%, from ¥12,251 million for the three months ended June 30, 2011 to ¥14,406 million for the three months ended June 30, 2012. This increase was primarily due to an increase in demand for hard disk drives spindle motors reflecting a gradual recovery from the negative impact of the earthquake in northern Japan in March 2011. However, operating income of Nidec (H.K.) decreased ¥47 million, or 44.8%, from ¥105 million for the three months ended June 30, 2011 to ¥58 million for the three months ended June 30, 2012. This decrease was primarily due to an increase in tax payments attributable to its commissions.

Net sales of Nidec Philippines increased ¥3,313 million, or 39.8%, from ¥8,333 million for the three months ended June 30, 2011 to ¥11,646 million for the three months ended June 30, 2012. This increase was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. Operating income of Nidec Philippines increased ¥1,038 million, or 79.9%, from ¥1,299 million for the three months ended June 30, 2011 to ¥2,337 million for the three months ended June 30, 2012. This increase was primarily due to lower fixed charge ratio resulting from the increase in sales and lower outsourcing manufacturing costs resulting from enhanced internal manufacturing.

Net sales of Nidec Sankyo decreased ¥1,863 million, or 8.8%, from ¥21,083 million for the three months ended June 30, 2011 to ¥19,220 million for the three months ended June 30, 2012. This decrease was primarily due to the postponement of a customer’s planned project requiring capital expenditures on LCD panel handling robots in response to the weakening liquid crystal television market. Operating income of Nidec Sankyo decreased ¥1,362 million, or 55.8%, from ¥2,441 million for the three months ended June 30, 2011 to ¥1,079 million for the three months ended June 30, 2012. This decrease was primarily due to higher material costs and higher overseas production costs, in addition to the decrease in sales.

Net sales of Nidec Copal increased ¥555 million, or 3.9%, from ¥14,111 million for the three months ended June 30, 2011 to ¥14,666 million for the three months ended June 30, 2012. This increase was primarily due to an increase in demand for lenses for digital cameras. However operating income of Nidec Copal decreased ¥638 million, or 48.6%, from ¥1,313 million for the three months ended June 30, 2011 to ¥675 million for the three months ended June 30, 2012. This decrease was primarily due to the negative effect of changes in the product mix.

Net sales of Nidec Tosok increased ¥1,475 million, or 21.4%, from ¥6,891 million for the three months ended June 30, 2011 to ¥8,366 million for the three months ended June 30, 2012. This increase was primarily due to an increase in customer demand for automotive parts. Operating income of Nidec Tosok increased ¥6 million, or 2.0%, from ¥307 million for the three months ended June 30, 2011 to ¥313 million for the three months ended June 30, 2012. This increase was primarily due to the sales increase.

Net sales of Nidec Copal Electronics decreased ¥953 million, or 12.2%, from ¥7,782 million for the three months ended June 30, 2011 to ¥6,829 million for the three months ended June 30, 2012. This decrease was primarily due to the downward inventory adjustments made by customers that accumulated inventories in prior periods, including the three months ended June 30, 2011. Operating income of Nidec Copal Electronics decreased ¥556 million, or 39.1%, from ¥1,421 million for the three months ended June 30, 2011 to ¥865 million for the three months ended June 30, 2012. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar, in addition to the sales decrease.

Net sales of Nidec Techno Motor decreased ¥1,538 million, or 12.6%, from ¥12,198 million for the three months ended June 30, 2011 to ¥10,660 million for the three months ended June 30, 2012. This decrease was primarily due to a decrease in demand for general motors for home appliances in Japan and Europe. Operating income of Nidec Techno Motor decreased ¥59 million, or 5.1%, from ¥1,167 million for the three months ended June 30, 2011 to ¥1,108 million for the three months ended June 30, 2012. This decrease was primarily due to the sales decrease.

Net sales of Nidec Motor decreased ¥2,739 million, or 11.4%, from ¥24,042 million for the three months ended June 30, 2011 to ¥21,303 million for the three months ended June 30, 2012. This decrease was primarily due to a decrease in demand for general motors for home appliances in the United States, in addition to the appreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income of Nidec Motor decreased ¥97 million, or 8.4%, from ¥1,157 million for the three months ended June 30, 2011 to ¥1,060 million for the three months ended June 30, 2012. This decrease was primarily due to the sales decrease.

Net sales of Nidec Motors & Actuators increased ¥1,359 million or 10.4%, from ¥13,045 million for the three months ended June 30, 2011 to ¥14,404 million for the three months ended June 30, 2012. This increase was primarily due to an increase in demand for automotive motors in Europe, in addition to the raw material surcharges we charged to customers. Operating income of Nidec Motors & Actuators increased ¥835 million from ¥328 million for the three months ended June 30, 2011 to ¥1,163 million for the three months ended June 30, 2012. This increase was primarily due to the sales increase.

With respect to the All Others segment, net sales increased ¥8,198 million, or 27.6%, from ¥29,752 million for the three months ended June 30, 2011 to ¥37,950 million for the three months ended June 30, 2012. This increase was primarily due to increased demand for small precision motors, in addition to ¥3,333 million of sales at Nidec Seimitsu, which was newly consolidated in July 2011, and ¥2,539 million of sales at Minster, which was newly consolidated in April 2012. Operating income of this segment increased ¥1,240 million, or 45.1%, from ¥2,749 million for the three months ended June 30, 2011 to ¥3,989 million for the three months ended June 30, 2012. This increase was primarily as a result of our cost reduction measures, in addition to the increase in sales and the positive impact of the newly consolidated subsidiaries.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the three months ended June 30, 2012. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our subsidiaries in Japan. We have also created a cash management system that is shared among our subsidiaries in China. In November 2011, we established Nidec Management Shanghai Corporation in China as a subsidiary to supervise and coordinate the surplus cash management of our group companies in China to achieve higher capital efficiency. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits, in preparation for a possible Chinese currency revaluation. As of June 30, 2012, our cash and cash equivalents of Chinese yuan were approximately RMB 1,300 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

In the three months ended June 30, 2012, we acquired The Minster Machine Company, a U.S. manufacturer of press machines (“Minster”), and Ansaldo Sistemi Industriali S.p.A., an Italian manufacturer of industrial motors, generators and drives (“Ansaldo”). In addition, on June 20, 2012, we agreed to acquire a 51% ownership interest in Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese manufacturer of brush motors for electric power steering systems and automotive fans. On July 24, 2012, we agreed to acquire a 51% ownership interest in SCD Co., Ltd., a South Korean manufacturer of motor drive units for refrigerators and motors for air conditioners. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans and commercial paper, were ¥140,218 million as of June 30, 2012, an increase of ¥53,610 million from ¥86,608 million as of March 31, 2012. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. As of June 30, 2012, we had ¥39,000 million of commercial paper issued under the program and outstanding in the Japanese commercial paper market, which was recorded in short-term borrowings in our unaudited consolidated balance sheet as of the same date.

Our long-term debt was ¥101,573 million as of June 30, 2012, an increase of ¥337 million from ¥101,236 million as of March 31, 2012. Our long-term debt primarily consists of an aggregate principal amount of ¥100,000 million of zero coupon euro yen convertible bonds due 2015.

On July 5, 2012, in an effort to reduce financing costs and foreign exchange risks, we obtained Euro-denominated credit lines to fund our future acquisition transactions from major Japanese private commercial banks under a special program of the Japan Bank for International Cooperation, which has been implemented in response to the appreciation of the Japanese yen against other currencies. As of July 31, 2012, we had €240 million of loans outstanding under the plan, which was recorded in long-term debt in our unaudited consolidated balance sheet as of the same date.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 5,000,000 shares of our common stock and an aggregate of ¥40.0 billion between February 7, 2012 and February 6, 2013. Between April 1, 2012 to June 30, 2012, we repurchased an aggregate of 2,615,100 shares for approximately ¥16.8 billion under the plan. In addition, between July 1, 2012 and July 31, 2012, we repurchased an aggregate of 1,355,000 shares for approximately ¥8.4 billion under the plan.

In March 2012, we submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan a shelf registration statement for issuances of corporate bonds in Japan of an aggregate principal amount of up to ¥200 billion between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability. As of the date of this report, we have not issued any bonds under the shelf registration statement.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We also consider further extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We had cash and cash equivalents of ¥119,190 million as of June 30, 2012, compared to ¥130,290 million as of March 31, 2012.

We believe that these funding sources, together with our cash flow from operations, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥42,737 million, or 5.3%, from ¥800,401 million as of March 31, 2012 to ¥843,138 million as of June 30, 2012. Excluding the impact of Minster, Ansaldo and other newly consolidated companies, total assets decreased ¥31,060 million from ¥800,401 million as of March 31, 2012 to ¥769,342 million as of June 30, 2012. The increase in total assets of ¥42,737 million was primarily due to an increase in goodwill of ¥34,424 million and an increase in property, plant and equipment of ¥7,788 million mainly as a result of our acquisitions of Minster and Ansaldo. On the other hand, cash and cash equivalents decreased ¥11,100 million as described below under “Cash Flows”

Our total liabilities increased ¥67,570 million, or 18.0%, from ¥374,790 million as of March 31, 2012 to ¥442,360 million as of June 30, 2012. Excluding the impact of Minster, Ansaldo and other newly consolidated companies, total liabilities increased ¥41,754 million from ¥374,790 million as of March 31, 2012 to ¥416,545 million as of June 30, 2012. The increase in total liabilities of ¥67,570 million was mainly due to an increase in short-term borrowings of ¥53,610 million to obtain financing for our acquisition transactions and to obtain Japanese yen funds as part of our asset liability management.

Our working capital, defined as current assets less current liabilities, decreased ¥55,988 million, or 30.0%, from ¥186,927 million as of March 31, 2012 to ¥130,939 million as of June 30, 2012. This decrease was mainly due to an increase in short term borrowings as described above.

Our total Nidec Corporation shareholders’ equity decreased ¥23,685 million, or 6.4%, from ¥370,182 million as of March 31, 2012 to ¥346,497 million as of June 30, 2012. This decrease was primarily due to the repurchases of shares of our common stock of ¥16,836 million and an increase in negative foreign currency translation adjustments of ¥12,860 million reflecting the appreciation of the Japanese yen against other currencies, offset in part by an increase in retained earnings of ¥7,328 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 5.1 percentage points from 46.2% as of March 31, 2012 to 41.1% as of June 30, 2012.

Cash Flows

Net cash provided by operating activities increased ¥947 million from ¥15,901 million for the three months ended June 30, 2011 to ¥16,848 million for the three months ended June 30, 2012. The increase in net cash provided by operating activities was primarily due to the increase in consolidated net income of ¥779 million and the positive impact of changes in operating assets and liabilities of ¥7,356 million.

For the three months ended June 30, 2012, we had ¥16,848 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥14,083 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥372 million which consisted of an increase in operating assets of ¥291 million and a decrease in notes and accounts payable of ¥81 million. Operating assets increased ¥291 million primarily due to an increase in inventories caused by the downward inventory adjustments made by customers that accumulated inventories in June 2012.

For the three months ended June 30, 2011, we had ¥15,901 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥13,304 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥7,728 million which consisted of an increase in operating assets of ¥11,366 million and an increase in notes and accounts payable of ¥3,638 million due to increased orders from some customers for the three months ended June 30, 2011 compared to the three months ended March 31, 2011.

Net cash used in investing activities increased ¥44,026 million from ¥10,967 million for the three months ended June 30, 2011 to ¥54,993 million for the three months ended June 30, 2012. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of business, net of cash acquired of ¥41,378 million and an increase in additions to property, plant and equipment of ¥5,138 million.

For the three months ended June 30, 2012, we had ¥54,993 million of net cash outflows in investing activities mainly due to acquisitions of business, net of cash acquired of ¥42,292 million and additions to property, plant and equipment of ¥15,688 million.

For the three months ended June 30, 2011, we had ¥10,967 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥10,550 million.

Net cash provided by financing activities was ¥32,401 million for the three months ended June 30, 2012, while net cash used in financing activities was ¥513 million for the three months ended June 30, 2011.

For the three months ended June 30, 2012, we had ¥32,401 million of net cash inflows in financing activities mainly due to an increase in short-term borrowings of ¥56,453 million partially offset by purchases of treasury stock of ¥16,836 million and dividends paid to shareholders of Nidec Corporation of ¥6,158 million.

For the three months ended June 30, 2011, we had ¥513 million of net cash outflows in financing activities mainly due to dividends paid to shareholders of Nidec Corporation of ¥6,232 million. On the other hand, we had cash inflows due primarily to an increase in short-term borrowings of ¥7,608 million.

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥11,100 million from ¥130,290 million as of March 31, 2012 to ¥119,190 million as of June 30, 2012. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Japanese yen, and Chinese yuan.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2012	June 30, 2012
Current assets:
Cash and cash equivalents	¥130,290	¥119,190
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2012 and ¥1,070 million on June 30, 2012
Notes	11,207	11,671
Accounts	171,255	173,425
Inventories:
Finished goods	40,069	43,681
Raw materials	25,363	26,448
Work in progress	22,362	23,771
Supplies and other	3,659	3,495
Other current assets	35,082	40,361
Total current assets	439,287	442,042

Marketable securities and other securities investments	14,818	13,598
Investments in and advances to affiliated companies	754	631
	15,572	14,229
Property, plant and equipment:
Land	39,996	40,404
Buildings	133,911	137,645
Machinery and equipment	289,139	285,367
Construction in progress	22,196	22,847
	485,242	486,263
Less - Accumulated depreciation	(254,411)	(247,644)
	230,831	238,619
Goodwill	80,525	114,949
Other non-current assets, net of allowance for doubtful accounts of ¥506 million on March 31, 2012 and ¥505 million on June 30, 2012	34,186	33,299
Total assets	¥800,401	¥843,138

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2012	June 30, 2012
Current liabilities:
Short-term borrowings	¥86,608	¥140,218
Current portion of long-term debt	674	721
Trade notes and accounts payable	107,345	112,322
Accrued expenses	22,983	27,003
Other current liabilities	34,750	30,839
Total current liabilities	252,360	311,103

Long-term liabilities:
Long-term debt	101,236	101,573
Accrued pension and severance costs	12,715	17,251
Other long-term liabilities	8,479	12,433
Total long-term liabilities	122,430	131,257

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2012 and 145,075,080 shares on June 30, 2012	66,551	66,551
Additional paid-in capital	66,762	66,936
Retained earnings	326,777	334,105
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(47,911)	(60,771)
Net unrealized gains and losses on securities	1,013	(252)
Net gains and losses on derivative instruments	73	(159)
Pension liability adjustments	(643)	(637)

Treasury stock, at cost: 8,240,496 shares on March 31, 2012 and 10,855,824 shares on June 30, 2012	(42,440)	(59,276)
Total Nidec Corporation shareholders’ equity	370,182	346,497
Noncontrolling interests	55,429	54,281
Total equity	425,611	400,778
Total liabilities and equity	¥800,401	¥843,138

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012

Net sales	¥176,634	¥179,021
Operating expenses:
Cost of products sold	134,692	137,407
Selling, general and administrative expenses	14,684	11,612
Research and development expenses	7,411	7,500
	156,787	156,519
Operating income	19,847	22,502
Other income (expense):
Interest and dividend income	343	524
Interest expense	(57)	(118)
Foreign exchange loss, net	(1,087)	(4,492)
(Loss) gain on marketable securities, net	(4)	0
Other, net	(782)	237
	(1,587)	(3,849)
Income from continuing operations before income taxes	18,260	18,653
Income taxes	(4,283)	(4,589)
Equity in net income of affiliated companies	3	19
Income from continuing operations	13,980	14,083
Loss on discontinued operations	(676)	-
Consolidated net income	13,304	14,083
Less: Net income attributable to noncontrolling interests	(1,094)	(597)
Net income attributable to Nidec Corporation	¥12,210	¥13,486

	Yen
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥91.77	¥99.50
Loss on discontinued operations attributable to Nidec Corporation	(3.57)	-
Net income attributable to Nidec Corporation	88.20	99.50
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥85.84	¥92.93
Loss on discontinued operations attributable to Nidec Corporation	(3.35)	-
Net income attributable to Nidec Corporation	82.49	92.93
Cash dividends paid	¥45.00	¥45.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥12,705	¥13,486
Loss on discontinued operations attributable to Nidec Corporation	(495)	-
Net income attributable to Nidec Corporation	¥12,210	¥13,486

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012

Consolidated net income	¥13,304	¥14,083
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(8,023)	(13,557)
Net unrealized gains and losses on securities	65	(1,477)
Net gains and losses on derivative instruments	(87)	(232)
Pension liability adjustments	560	6
Total	(7,485)	(15,260)
Total comprehensive income (loss)	5,819	(1,177)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,019)	312
Comprehensive income (loss) attributable to Nidec Corporation	¥4,800	¥(865)

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012

Cash flows from operating activities:
Consolidated net income	¥13,304	¥14,083
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,936	8,768
Loss (gain) on sales, disposal or impairment of property, plant and equipment	424	(87)
Loss recovery and gain on property, plant and equipment damaged in flood	-	(1,863)
Equity in net income of affiliated companies	(3)	(19)
Foreign currency adjustments	635	1,706
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(8,457)	2,622
Increase in inventories	(2,909)	(2,913)
Increase (decrease) in notes and accounts payable	3,638	(81)
Other	333	(5,368)
Net cash provided by operating activities	15,901	16,848

Cash flows from investing activities:
Additions to property, plant and equipment	(10,550)	(15,688)
Proceeds from sales of property, plant and equipment	1,152	262
Acquisitions of business, net of cash acquired	(914)	(42,292)
Other	(655)	2,725
Net cash used in investing activities	(10,967)	(54,993)

Cash flows from financing activities:
Increase in short-term borrowings	7,608	56,453
Repayments of long-term debt	(530)	(353)
Purchases of treasury stock	(277)	(16,836)
Payments for additional investments in subsidiaries	(454)	-
Dividends paid to shareholders of Nidec Corporation	(6,232)	(6,158)
Dividends paid to noncontrolling interests	(695)	(665)
Other	67	(40)
Net cash (used in) provided by financing activities	(513)	32,401

Effect of exchange rate changes on cash and cash equivalents	(2,074)	(5,356)
Net increase (decrease) in cash and cash equivalents	2,347	(11,100)
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥96,668	¥119,190

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2012 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2012, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2012, included on Form 20-F.

Certain reclassifications in the consolidated balance sheets as of March 31, 2012 and the consolidated statements of income for the three months ended June 30, 2011 have been made to conform to the presentation used for the three months ended June 30, 2012.

As of March 31, 2012, NIDEC discontinued its lens actuator business and its tape drive and disk drive mechanism business included within the Nidec Sankyo reportable segment, and its compact digital camera lens unit business included within the Nidec Copal reportable segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "Loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements-Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. ASU 2012-02 is effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2012-02 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On April 2, 2012, NIDEC acquired all of the voting rights in The Minster Machine Company, which consists of machinery product category, particularly medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, in order to continues to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian company, which consists of general motor business where NIDEC has increasingly focused our efforts as one of the principal growth area, in order to accelerate the global expansion of NIDEC’s industrial motor business by gaining sales platforms in markets where NIDEC currently do not have significant sales and by expanding NIDEC’s product offering to include a wide range of products that are currently not in our product portfolio.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date for the three months ended June 30, 2012. Although NIDEC is allocating the amount paid for acquisition to the acquired assets and assumed liabilities, the value of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

Yen in millions
For the three months ended June 30, 2012
Current assets	¥28,518
Goodwill	35,827
Other non-current assets	7,682
Non-current assets	43,509
Total assets acquired	72,027
Total liabilities assumed	25,767
Net assets acquired	¥46,260

The following represents the unaudited pro forma results of operations of NIDEC for the three months ended June 30, 2011 and 2012, as if the acquisition in these companies had occurred on April 1, 2011. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions
	For the three months ended June 30 (Unaudited)
	2011	2012

Pro forma net sales	¥192,657	¥183,613
Pro forma net income	9,891	13,131

	Yen
Pro forma net income attributable to Nidec Corporation per share
- basic	¥71.44	¥96.88
- diluted	66.80	90.49

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Goodwill

The changes in the carrying amount of goodwill for the three months ended June 30, 2012 are as follows:

Yen in millions
Balance as of April 1, 2012
Goodwill	¥80,525

Acquisition	35,827
Translation adjustments and Others	(1,403)

Balance as of June 30, 2012
Goodwill	¥114,949

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,633	¥5,610	¥192	¥14,051

Held-to-maturity
Japanese government debt securities	301	1	-	302
	¥8,934	¥5,611	¥192	¥14,353

Securities not practicable to fair value
Equity securities	¥466

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,534	¥3,930	¥666	¥11,798

Held-to-maturity
Japanese government debt securities	301	1	-	302
	¥8,835	¥3,931	¥666	¥12,100

Securities not practicable to fair value
Equity securities	¥1,499

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,265 million during the three months ended June 30, 2012, and decreased by ¥53 million during the year ended March 31, 2012.

There were no material proceeds, gain or loss from sales of available-for-sale securities to be disclosed during the three months ended June 30, 2012.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,103	¥92	¥770	¥100

	Yen in millions
	June 30, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥2,203	¥598	¥280	¥68

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of June 30, 2012, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of June 30, 2012 and March 31, 2012, held-to-maturity securities of ¥301 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2011 and 2012 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income (loss):
Net income	12,210	1,094	13,304
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,712)	(311)	(8,023)
Net unrealized gains and losses on securities	27	38	65
Net gains and losses on derivative instruments	(87)	-	(87)
Pension liability adjustments	362	198	560
Total comprehensive income (loss)	4,800	1,019	5,819
Purchase of treasury stock	(277)	-	(277)
Dividends paid to shareholders of Nidec Corporation	(6,232)	-	(6,232)
Dividends paid to noncontrolling interests	-	(695)	(695)
Capital transaction with consolidated subsidiaries and other	(111)	(307)	(418)
Balance at June 30, 2011	¥353,430	¥55,273	¥408,703

For the three months ended June 30, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	13,486	597	14,083
Other comprehensive income (loss):
Foreign currency translation adjustments	(12,860)	(697)	(13,557)
Net unrealized gains and losses on securities	(1,265)	(212)	(1,477)
Net gains and losses on derivative instruments	(232)	-	(232)
Pension liability adjustments	6	0	6
Total comprehensive income (loss)	(865)	(312)	(1,177)
Purchase of treasury stock	(16,836)	-	(16,836)
Dividends paid to shareholders of Nidec Corporation	(6,158)	-	(6,158)
Dividends paid to noncontrolling interests	-	(665)	(665)
Capital transaction with consolidated subsidiaries and other	174	(171)	3
Balance at June 30, 2012	¥346,497	¥54,281	¥400,778

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2012	June 30, 2012
Principal amount	¥100,000	¥100,000
Unamortized premium	347	322
Total	¥100,347	¥100,322

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of June 30, 2012.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2011 and 2012 were as follows:

	Yen in millions
	For the three months ended June 30
	2011	2012
Net periodic pension cost for defined benefit plans:
Service cost	¥291	¥288
Interest cost	118	175
Expected return on plan assets	(81)	(109)
Amortization of net actuarial loss	29	38
Amortization of prior service credit	(43)	(37)
Losses on curtailments and settlements	132	-
Net periodic pension cost for defined benefit plans	446	355
Cost for multiemployer pension plans	53	47
Cost for defined contribution plans	¥394	¥413

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three months ended June 30, 2011 and 2012:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥12,705	138,441	¥91.77
Loss on discontinued operations attributable to Nidec Corporation	(495)	138,441	(3.57)
Net income attributable to Nidec Corporation	¥12,210	138,441	¥88.20
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	12,691	147,852	85.84
Loss on discontinued operations attributable to Nidec Corporation	(495)	147,852	(3.35)
Net income attributable to Nidec Corporation	¥12,196	147,852	¥82.49
For the three months ended June 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,486	135,541	¥99.50
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,471	144,952	¥92.93

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% and 38.0% for the three months ended June 30, 2011 and 2012. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2011	2012
Statutory tax rate	41.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(20.2)	(17.1)
Tax (benefit) on undistributed earnings	2.5	3.8
Valuation allowance	(0.3)	(0.1)
Liabilities for unrecognized tax benefits	3.0	0.5
Other	(2.5)	(0.5)
Estimated effective income tax rate	23.5%	24.6%

The effective income tax rate increased 1.1 percentage points from 23.5% for the three months ended June 30, 2011 to 24.6% for the three months ended June 30, 2012. The increase primarily reflected the net impact of a reduction in tax benefit in foreign subsidiaries, an increase in tax (benefit) on undistributed earnings, a decrease in liabilities for unrecognized tax benefits and an increase in other. The reduction in tax benefit in foreign subsidiaries was mainly due to the decreases in profit of our subsidiary in Thailand as a result of the transfer pricing adjustment based on a bilateral advance pricing arrangement (“APA”). The liabilities for unrecognized tax benefits decreased because the subsidiary in Thailand does not need to accrue it from this year due to the agreement of APA.

11. Flooding in Thailand:

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand that occurred in October 2011. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥2,469 million in operating gain for the three months ended June 30, 2012.

12. Contingencies:

NIDEC has guaranteed approximately ¥86 million of bank loans for employees in connection with their housing costs at June 30, 2012. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥86 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	June 30, 2012
Foreign exchange forward contracts	¥7,609	¥8,072
Commodity futures	3,102	3,667

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	June 30, 2012
Foreign exchange forward contracts	¥-	¥354
Currency option contracts	-	401

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	June 30, 2012
Foreign exchange forward contracts	Other current assets	¥165	¥38
Commodity futures	Other current assets	22	-

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	June 30, 2012
Foreign exchange forward contracts	Other current liabilities	¥-	¥55
Commodity futures	Other current liabilities	44	211

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	June 30, 2012
Foreign exchange forward contracts	Other current liabilities	¥-	¥21
Currency option contracts	Other current liabilities	-	24

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended June 30, 2011 and 2012

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended June 30
	2011	2012
Foreign exchange forward contracts	¥(14)	¥(110)
Commodity futures	(73)	(122)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended June 30
		2011	2012
Foreign exchange forward contracts	Cost of sales	¥113	¥(38)
Commodity futures	Cost of sales	19	(83)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2012.

A net loss of ¥153 million in accumulated other comprehensive income at June 30, 2012 is expected to be reclassified into earnings within the next 12 months.

As of June 30, 2012, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended June 30
		2011	2012
Foreign exchange forward contracts	Other, net	¥-	¥-
Currency option contracts	Other, net	-	-
Interest rate currency swap agreements	Other, net	2	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,051	¥14,051	-	-
Derivatives	¥187	¥22	¥165	-
Total assets:	¥14,238	¥14,073	¥165	-
Liabilities:
Derivatives	¥44	¥44	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2012	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥11,798	¥11,798	-	-
Derivatives	¥38	-	¥38	-
Total assets:	¥11,836	¥11,798	¥38	-
Liabilities:
Derivatives	¥311	¥211	¥100	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥130,290	¥130,290
Short-term investments	7,810	7,810
Short-term loan receivable	119	119
Long-term loan receivable	85	86
Short-term borrowings	(59,608)	(59,608)
Commercial papers	(27,000)	(27,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,602)	¥(103,218)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥119,190	¥119,190
Short-term investments	3,854	3,854
Short-term loan receivable	154	154
Long-term loan receivable	74	77
Short-term borrowings Commercial papers	(101,218) (39,000)	(101,218) (39,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,931)	¥(100,395)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2011 and 2012:

	Yen in millions
	For the three months ended June 30
	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,583	¥48,442
Other small precision brushless DC motors	16,945	18,994
Brushless DC fans	7,799	7,943
Other small precision motors	3,875	8,089
Sub-total	75,202	83,468
General motors	48,709	45,596
Machinery	19,090	15,704
Electronic and optical components	25,546	24,252
Others	8,087	10,001
Consolidated total	¥176,634	¥179,021

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has recently changed our segment reporting to align it with the changes in our management decision-making. Since September 2011, Nidec Component Technology Group previously included in the All Others segment has been transferred to, and included in, the Nidec Electronics (Thailand) segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2011 and 2012. In addition, since the three months ended June 30, 2012, the machinery business previously included in the Nidec Tosok segment has been transferred to, and included in, the Nidec Sankyo segment and the All Others segment. Since the three months ended June 30, 2012, one of the brushless DC fan business previously included in the Nidec (Dalian) segment has been transferred to, and included in, the All Others segment.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery. However the Nidec Tosok segment transferred its machinery business to other segments for the three months ended June 30, 2012. However, the Nidec Tosok segment transferred its machinery business to the Nidec Sankyo Segment and the All Others segment for the three months ended June 30, 2012.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Motor segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the three months ended June 30, 2011 and 2012, respectively:

Business segment

	Yen in millions
	For the three months ended June 30
	2011	2012
Net sales to external customers:
Nidec Corporation	¥17,827	¥6,348
Nidec Electronics (Thailand)	19,557	17,831
Nidec (Zhejiang)	6,619	6,889
Nidec (Dalian)	1,110	1,027
Nidec Singapore	3,213	15,565
Nidec (H.K.)	12,017	13,736
Nidec Philippines	2,937	3,769
Nidec Sankyo	20,964	19,126
Nidec Copal	13,519	14,102
Nidec Tosok	6,856	8,317
Nidec Copal Electronics	7,777	6,825
Nidec Techno Motor	11,946	10,176
Nidec Motor	24,042	21,303
Nidec Motors & Actuators	10,992	10,785
All Others	17,229	23,455
Total	176,605	179,254
Adjustments*1	29	(233)
Consolidated total	¥176,634	¥179,021

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥16,229	¥34,776
Nidec Electronics (Thailand)	9,953	13,017
Nidec (Zhejiang)	744	914
Nidec (Dalian)	4,485	3,654
Nidec Singapore	110	178
Nidec (H.K.)	234	670
Nidec Philippines	5,396	7,877
Nidec Sankyo	119	94
Nidec Copal	592	564
Nidec Tosok	35	49
Nidec Copal Electronics	5	4
Nidec Techno Motor	252	484
Nidec Motor	-	-
Nidec Motors & Actuators	2,053	3,619
All Others	12,523	14,495
Total	52,730	80,395
Intersegment elimination	¥(52,730)	¥(80,395)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2011	2012
Operating income or loss:
Nidec Corporation	¥1,388	¥1,851
Nidec Electronics (Thailand)	4,393	5,937
Nidec (Zhejiang)	315	328
Nidec (Dalian)	292	225
Nidec Singapore	26	251
Nidec (H.K.)	105	58
Nidec Philippines	1,299	2,337
Nidec Sankyo	2,441	1,079
Nidec Copal	1,313	675
Nidec Tosok	307	313
Nidec Copal Electronics	1,421	865
Nidec Techno Motor	1,167	1,108
Nidec Motor	1,157	1,060
Nidec Motors & Actuators	328	1,163
All Others	2,749	3,989
Total	18,701	21,239
Consolidation adjustments mainly related to elimination of intersegment profits	1,390	(166)
Reclassification *1	(111)	1,640
U.S. GAAP adjustments and Others *2	(133)	(211)
Consolidated total	¥19,847	¥22,502

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets for the three months ended June 30, 2011 and 2012.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the three months ended June 30, 2011 and 2012.

16. Subsequent events

A share purchase agreement to Acquire SCD Co., Ltd.

On July 24, 2012, Nidec Sankyo Corporation, the Company’s subsidiary, agreed to acquire more than half of the voting rights in SCD Co., Ltd. (“SCD”), South Korean company, from KoFC Skylake Growth Champ2010-5 Private Equity Fund.

1) Purpose of transaction

SCD develops, manufactures and sales products such as motor drive units for refrigerator and motors for air conditioners.

Following the acquisition, Nidec Sankyo aims to expand its sales channels into home appliance manufacturers in South Korea, which have advantage in markets in developing countries.

2) Funds for transaction	Own funds